Exhibit 6.7

FUNDRISE REAL ESTATE SERVICES AGREEMENT

THIS FUNDRISE REAL ESTATE SERVICES AGREEMENT (this “Agreement”) is dated effective as of January 1, 2023 (the “Effective Date”), by and between Fundrise East Coast Opportunistic REIT, LLC, a Delaware limited liability company (the “Company”), and FUNDRISE REAL ESTATE, LLC, a Delaware limited liability company (the “Vendor”).

BACKGROUND INFORMATION

A.	The Company is the sole member and manager of a number of property owning entities (collectively, the “Properties”).

B.	The Company desires to obtain services from the Vendor, and the Vendor is experienced in providing, and is willing to provide, such services to the Company, in accordance with and subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

TERMS

1.             Engagement. The Company hereby engages the Vendor as an independent contractor to provide the services set forth in this Agreement, and the Vendor hereby accepts such engagement. The Vendor shall devote such time and attention as is required for it to perform its duties under, and the services described in Exhibit A of, this Agreement.

2.             Term. The term of this Agreement (the “Term”) shall commence on the date of this Agreement and expire on the first to occur of the following: (i) the date on which the Property is transferred to a third-party purchaser which is not an affiliate of the Company; or (ii) upon thirty (30) days notice by either party.

3.	Vendor’s Duties.

(a)           Duties. In consideration of the performance of those certain services described more particularly on Exhibit A attached hereto and by this reference made a part hereof, Vendor shall be entitled to the fees described on Exhibit A.

(b)           Standard of Care. Vendor shall provide services hereunder using prudent and business-like judgment and at all times act with such care as an ordinarily prudent person in a like position would use under similar circumstances, consistent with the terms and conditions of this Agreement. Vendor shall have no liability in connection with the performance of the services set forth herein, unless and to the extent of Vendor’s gross negligence, willful misconduct, fraud or misappropriation, and Company hereby agrees to indemnify, defend and hold Vendor harmless from and against any and all claims, liabilities, expenses, costs and fees arising in connection with this Agreement, unless caused by Vendor’s gross negligence, willful misconduct, fraud or misappropriation.

(c)             Nature of Vendor Services. The services provided pursuant to this Agreement are advisory only and the Company are free to accept or reject the advice rendered by the Vendor. The Vendor shall not enter into any binding agreement on behalf of the Company for the purchase or sale of the Properties.

4.	[Reserved].

5.             Relationship of Parties. The parties expressly acknowledge and agree that Vendor shall perform services hereunder as an independent contractor, retaining control over and responsibility for its own operations and personnel. Neither the Vendor nor its directors, officers, employees, or agents shall be considered employees or agents of the Company as a result of this Agreement, nor shall any of them have authority under this Agreement to contract in the name of or bind the Company, except as expressly agreed to in writing by the Company. This Agreement shall not be construed to create an agency relationship, partnership, or joint venture between the Vendor and the Company.

6.             Notices. Any notice required or permitted to be given or made under this Agreement by one party to the other shall be deemed to have been duly given or made if personally delivered or, if mailed, when mailed by recognized overnight courier service or by registered or certified mail, postage prepaid, to the other party at the following addresses (or at such other address as shall be given in writing by one party to the other):

If to the Vendor:	Fundrise Real Estate, LLC
11 Dupont Circle NW
Washington, DC 20036
Telephone: 202-584-0550
Email: servicing@fundrise.com

If to the Company:	Fundrise East Coast Opportunistic REIT, LLC
Telephone: 202-584-0550
Email: accounting@fundrise.com

Notices shall be deemed given for all purposes hereunder at the time such notice shall be delivered.

7.             Entire Agreement. This Agreement (a) contains the complete and entire understanding and agreement of the Vendor and the Company with respect to the subject matter hereof, and (b) supersedes all prior and contemporaneous understandings, conditions and agreements, oral or written, express or implied, respecting the engagement of the Vendor in connection with the subject matter hereof.

8.             Amendment. This Agreement may be amended only with the written consent of both the Vendor and the Company.

9.             Assignment. This Agreement and all the obligations and benefits hereunder shall inure to the permitted successors and assigns of the parties hereto, provided that the Vendor may not assign its rights or obligations under this Agreement without the express prior written consent of the Company.

10.           Choice of Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without regard to conflicts of law principles.

11.           Counterparts. This Agreement may be executed and delivered by each party hereto in separate counterparts (including by means of telecopied or other electronically transmitted signature pages), each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute one and the same agreement.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the Effective Date.

COMPANY:

Fundrise East Coast Opportunistic REIT, LLC,
a Delaware limited liability company

By: Fundrise Advisors, LLC
a Delaware limited liability company, its manager

By:
Name: Brandon Jenkins
Title: Chief Operating Officer

VENDOR:

FUNDRISE REAL ESTATE, LLC,
a Delaware limited liability company

By: Rise Companies Corp.
a Delaware corporation, its manager

By:
Name: Brandon Jenkins
Title: Chief Operating Officer

EXHIBIT A

VENDOR SERVICES AND ASSOCIATED FEES

In addition to those certain obligations set forth in Section 3 of this Agreement, Vendor agrees to perform the services set forth below, and shall be compensated for such services in the manner set forth below:

(i)            Real Estate Asset Management. Vendor shall perform the property asset management obligations set forth in Section 3 of this Agreement. Vendor shall earn an Asset Management Fee for said services in an amount equal to 50 basis points (0.5%) per annum of the gross property value, paid no less frequently than quarterly (unless otherwise determined by the Vendor);

(ii)           Servicing of Debt. Vendor shall manage, on behalf of Company, the relationship between the debt encumbering the Property and the Property Owner/Company, such services to include, without limitation, draw requests, reporting, securitization issues, and other manner of interactions between the lender and Company with regard to such debt. Vendor shall earn a Debt Servicing Fee of 15 basis points (0.15% per annum) of the total amount of any indebtedness secured by the Property, paid no less frequently than quarterly (unless otherwise determined by the Vendor).

(iii)          Loan Servicing. Vendor shall perform loan servicing services for Company, in Company’s capacity as a lender with regard to any loan or fixed income investment. Vendor shall earn an amount of 50 basis points (0.5% per annum) of the total amount of any such proceeds used to secure the Property, paid no less frequently than quarterly (unless otherwise determined by the Vendor).

(iv)          Capital Markets. Vendor shall source debt capital towards the acquisition and development of the Property. Vendor shall earn an amount of one-half percent (0.5%) (as determined by the Company in the Company’s sole, but reasonable discretion) of the total committed amount of any such loan used to secure the Property, paid at the closing of such debt.

(v)           Development and Entitlement Fees. Vendor shall perform development management services in furtherance of the development of the Property, such services to include the development and/or rehabilitation of the Property, processing applications or approvals required in connection with the work performed at the Property. Vendor shall earn an amount of five percent (5%) of the total development costs (excluding land) of the Property (the “Development Fee”) of the total budget related to development. The Development Fee shall be payable no less frequently than quarterly (unless otherwise determined by the Vendor), in arrears based on the amounts actually spent from and in accordance with the budget.

(vi)          Acquisition Fee. Vendor shall assist the Company in connection with the acquisition of the Property (such assistance to include, without limitation, negotiating the purchase, undertaking normal due diligence efforts, assisting processors, and other professionals to complete the necessary documents, etc.). Vendor shall earn an amount of one percent (1%) of the purchase price of the Property collected by Fundrise Real Estate, LLC, paid at the closing of such acquisition.

(vii)         Disposition Fee. Vendor shall assist the Company in connection with the sale of the Property. To the extent the party acquiring the Property fails to retain Vendor as a Vendor following such sale, Vendor shall earn a disposition fee in an amount of one percent (1%) of the disposition price of the Property, paid on the date of such disposition.

(viii)        Leasing Fees: As compensation for its services managing the third-party leasing of space at the Property for retail, office or industrial properties. Vendor shall be paid a one and half percent (1.5%) override on leasing commissions calculated as a percentage of the total base rent a tenant will pay over their lease term for new leases paid under third-party brokerage agreements as and when payable under such agreements. Such fees shall be paid to Vendor as and when payable under the terms of the applicable third-party brokerage agreement.

(ix)           Reimbursement. An amount equal to Vendor’s actual third-party costs and overhead associated with the performance of the services contained in this Agreement, paid no less frequently than quarterly;.